Exhibit 12.1

	Year ended December 31					Six months ended June 27,
Dollars in millions	2010	2011	2012	2013	2014	2015
Earnings:
Income (loss) from continuing operations before income taxes, noncontrolling interest and equity income of unconsolidated subsidiaries	$279	$41	$(148)	$693	$783	$352
Fixed charges	48	73	85	101	99	50

Total earnings available for fixed charges	$327	$114	$(63)	$794	$882	$402

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$37	$60	$70	$75	$72	$39
Assumed interest element included in rental expense	11	13	15	26	27	11

Total fixed charges	$48	$73	$85	$101	$99	$50

Ratio of earnings to fixed charges	6.8x	1.6x	— (1)	7.9x	8.9x	8.0x

For purposes of determining the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes (excluding undistributed equity earnings) and noncontrolling interest, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and one-third of rent expense, which represents an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

(1)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. Additional earnings of $148 million would have been needed to bring the ratio of earnings to fixed charges to 1.0.